July 25, 2006

James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alfa Corporation File No. 000-11773 Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Rosenberg:

We are in receipt of your letter dated June 27, 2006 and appreciate your comments on the Annual Report on Form 10-K of Alfa Corporation (the “Company”) for the year ended December 31, 2005. We seek to continually improve the financial disclosures that we make as a part of our public filings and look forward to making the enhancements outlined in your letter.

We will respond to each comment for the year ended December 31, 2005 as outlined below. Our responses are in the sequence of the comments in your letter, and each comment is reprinted prior to our response in order to aid your review.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Policies – Reserve for Property Casualty Losses and Loss Adjustment Expenses, page 19.

We believe your disclosure regarding the estimation of the reserve for property casualty losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in providing us your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

a)	Please disclose by line of business or by tail the amount of the reserve for loss and loss adjustment expense for each year presented. Provide the amount of gross IBNR separate from the case reserve.

b)	We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business in addition to your current disclosures. Please specifically discuss the different actuarial techniques that are used. In addition please disclosure the following:

1.	Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

2.	Please describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.

c)	Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

d)	It appears that you have significantly revised your estimate of loss reserves in prior years. In Note 6 Policy Liabilities and Accruals, you disclose the specific policy year in which the change in estimate occurred. We believe that beneficial disclosures should also explain the actual factors or events that caused the changes. Please provide the following to explain the reasons for your change in estimates:

1.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

e)	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, please disclose the following:

1.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2.	Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

f)	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We believe that disclosure that disaggregated inherently different lines or tails is more meaningful than aggregated reserve variability disclosure.

Response:

The Company intends to prospectively include disclosures in all Form 10-Q and Form 10-K filings beginning with the Form 10-Q filing as of June 30, 2006.

Reserves for Property Casualty Losses And Loss Adjustment Expenses

Losses and loss adjustment expenses payable are management’s best estimates at a given point in time of what the Company expects to pay claimants, based on known facts, circumstances, historical trends, emergence patterns and settlement patterns. Reserves for reported losses are established on a case-by-case basis with the amounts determined by claims adjusters based on the Company’s reserving practices, which take into account the type of risk, the circumstances surrounding each claim and policy provisions relating to types of loss. Loss and loss adjustment expense reserves for incurred claims that have not yet been reported (IBNR) are estimated based primarily on historical emergence patterns with consideration given to many variables including statistical information, inflation, legal developments, storm loss estimates, and economic conditions.

The Company’s internal actuarial staff conducts annual reviews of projected loss development information by line of business to assist management in making estimates of reserves for ultimate losses and loss adjustment expenses payable. Several factors are considered in estimating ultimate liabilities including consistency in relative case reserve adequacy, consistency in claims settlement practices, recent legal developments, historical data, actuarial projections, accounting projections, exposure growth, current business conditions, catastrophe developments, and late reported claims. In addition, reasonableness tests are performed on measures of claim severity, loss ratio and trend factors, all of which are implicit in the liability estimates. On an interim basis, the Company’s internal actuarial staff reviews the direct emergence for each line of business compared to the expected emergence implied by the most recent annual review. If the emergence is not within acceptable bounds, the opinion on reserve adequacy is revised and reserve amounts are adjusted. Otherwise, IBNR reserves are adjusted as changes in exposure indicate that additional reserves are needed until the next annual review is completed. The following methodologies are used to develop a range of probable outcomes for estimated loss and loss adjustment expense reserves during the annual review, with the Catastrophes methods used during both annual and interim reviews:

•	Normal Loss Reserves
•	Reported Loss Development
•	Paid Loss Development
•	Bornhuetter-Ferguson Methods (paid and reported)
•	Cape Cod Method (paid and reported)
•	Counts and Averages
•	Calendar Year Methods
•	Judgmental Methods
•	Thomas Mack
•	Loss Adjustment Expenses Reserves
•	Reported Loss Development
•	Paid Loss Development
•	Bornhuetter-Ferguson Methods (paid and reported)
•	Cape Cod Method (paid and reported)
•	Ratio Methods
•	Calendar Year Methods
•	Judgmental Methods
•	Accrual Methods
•	Catastrophes
•	Regression Fit on Incremental Payments
•	Regression on Reported Claim Counts

•	Leakage Method
•	Comparison to Past Catastrophe Development

The actuarial reviews are presented to management with a point estimate established within the range of probable outcomes for evaluating the adequacy of reserves and determination of the appropriate reserve value to be included in the financial statements. Management establishes reserves slightly above mid-point to include an estimated provision for uncertainty and to minimize the necessity for changing historical estimates. Although management uses many internal and external resources, as well as multiple established methodologies to calculate reserves, there is no method for determining the exact ultimate liability.

Management establishes a reserve for loss adjustment expenses contemplating functions and costs that are not attributable to a specific claim, which is called Defense and Cost Containment Expenses (DCC) and Adjusting and Other Expenses (AO).

For AO, historical ratios of AO to paid losses are developed, and then applied to the current outstanding reserves. The method uses a traditional assumption that 50% of the expenses are realized when the claim is open, and the other 50% are incurred when the claim is closed. The method also assumes that the underlying claims process and mix of business do not change materially over time.

The following table presents the loss and loss adjustment expenses payable by line of business at December 31, 2005 and 2004:

	December 31, 2005
	Case	IBNR	LAE	Total
Line of Business:
Auto (1)	$72,666,886	$32,952,406	$17,017,008	$122,636,300
Homeowner Group (2)	21,036,975	11,117,200	6,101,717	38,255,892
Other (3)	1,830,965	1,080,200	792,566	3,703,731
Assumed reinsurance – affiliate (4)	3,926,228	555,929	195,547	4,677,704
Assumed reinsurance – other (5)	26,546	186,000	—	212,546

	$99,487,600	$45,891,735	$24,106,838	$169,486,173

Less: salvage and subrogation recoverable				(9,846,287)

Reserve for unpaid losses and loss adjustment expenses				$159,639,886

	December 31, 2004
	Case	IBNR	LAE	Total
Line of Business:
Auto (1)	$63,931,947	$28,212,700	$18,815,156	$110,959,803
Homeowner Group (2)	25,538,412	11,869,500	8,208,432	45,616,344
Other (3)	1,596,363	3,416,450	858,483	5,871,296
Assumed reinsurance – affiliate (4)	—	—	—	—
Assumed reinsurance – other (5)	1,220,789	507,550	—	1,728,339

	$92,287,511	$44,006,200	$27,882,071	$164,175,782

Less: salvage and subrogation recoverable				(10,068,052)

Reserve for unpaid losses and loss adjustment expenses				$154,107,730

(1) Auto represents the Company’s pooled share of preferred, standard and nonstandard auto as well as assumed nonstandard business in Texas.

(2) Homeowner Group represents the Company’s pooled share of the following lines of business: preferred and standard homeowner, manufactured home, farmowner and limited amount of commercial insurance including auto, church and businessowner.

(3) Other includes the Company’s pooled share of various general liability, fire/allied lines and other lines of business.

(4) Assumed reinsurance—affiliate represents the Company’s pooled share of Fire’s quota share reinsurance agreement with Virginia Mutual.

(5) Assumed reinsurance—other represents the Company’s pooled share of business from various underwriting pools and associations.

Refer to Note 2 – Pooling Agreement in the Notes to Consolidated Financial Statements for a detailed discussion of the Company’s pooling arrangement.

Total losses and loss adjustment expenses payable increased 3.6% from December 31, 2004 to December 31, 2005. The reserve increase is primarily attributable to the addition of the Company’s pooled share of the quota share reinsurance agreement with Virginia Mutual. The other reserve level changes are consistent with the exposure level changes at the product level. The current year development of the prior years’ ultimate liability does not reflect any changes in the Company’s fundamental claims reserving practices or actuarial assumptions.

The risks and uncertainties inherent in the estimates include, but are not limited to, actual settlement experience being different from historical data and trends, changes in business and economic conditions, court decisions creating unanticipated liabilities, ongoing interpretation of policy provisions by the courts, inconsistent decisions in lawsuits regarding coverage and additional information discovered before settlement of claims. The Company’s results of operations and financial condition could be impacted, perhaps significantly, in the future if the ultimate payments required to settle claims vary from the liability currently recorded.

Activity in the liability for unpaid losses and loss adjustment expenses is summarized below:

	2005	2004	2003
Balance at January 1,	$154,107,730	$144,723,003	$140,019,766
less reinsurance recoverables on unpaid losses	(3,251,046)	(5,133,250)	(2,648,790)

Net balance on January 1,	150,856,684	139,589,753	137,370,976

Incurred related to:
Current year	353,497,743	325,446,874	312,309,956
Prior years	4,598,363	(7,280,159)	(10,761,807)

Total incurred	358,096,106	318,166,715	301,548,149

Paid related to:
Current year	252,333,889	232,589,448	229,234,630
Prior years	99,082,555	74,310,336	70,094,742

Total paid	351,416,444	306,899,784	299,329,372

Net balance at December 31,	157,536,346	150,856,684	139,589,753
plus reinsurance recoverables on unpaid losses	2,103,540	3,251,046	5,133,250

Balance at December 31,	$159,639,886	$154,107,730	$144,723,003

A tabular presentation of the current year $4.6 million unfavorable development broken down by accident year is shown below derived from the Company’s 2005 loss development table, as presented in Note 6 – Policy Liabilities and Accruals of the Notes to Consolidated Financial Statements. The development is measured in dollars and as a percentage of the total December 31, 2005 net loss and loss adjustment expenses payable:

Accident year	Current year development of ultimate liability (redundancy)/deficiency (in thousands)	% of 12/31/2005 total net loss and loss adjustment expenses payable
1995 and prior	$(133)	(0.08)
1996	23	0.01
1997	(1)	(0.00)
1998	(382)	(0.24)
1999	252	0.16
2000	383	0.24
2001	(1,563)	(0.99)
2002	(272)	(0.17)
2003	2,624	1.67
2004	3,667	2.32

Total	$4,598	2.92

There was no change in actuarial assumptions or methodology associated with the development of prior accident years. The 2.92% current year unfavorable development is the result of normal fluctuations and uncertainty associated with loss reserve development after adjusting for underestimation of a specific component of IBNR reserves at December 31, 2004.

Specifically, IBNR reserves were established at December 31, 2004 related to non-storm claim activity that occurred while the Company’s claim adjusters were handling claims resulting from Hurricane Ivan. Hurricane Ivan caused the most significant damage to ever occur in the state of Alabama. The 2004 non-storm claims that were not adjusted and settled until 2005 had higher levels of activity, both number and amounts, than historical patterns indicated which resulted in an increase to incurred losses of $7.2 million. The increase in prior accident year development was the result of the non-storm claims lag resulting from Hurricane Ivan.

Management’s best estimate for the Company’s share of pooled losses and loss adjustment expense reserves at December 31, 2005 is $169.5 million as shown in the table above. The total direct Alfa Group loss and loss adjustment expense reserves are $314.2 million with an actuarial point estimate of $303.7 million that is within a projected range of $252.5 million to $348.1 million. These values presented are gross of salvage and subrogation recoverable, and before reinsurance, and include catastrophe reserves that the Company does not receive though the inter-company Pooling Agreement. Therefore, the Company cautions the reader that these values cannot be compared to other loss and loss adjustment expenses payable tables included elsewhere within the Form 10-K. Reserve ranges provide a quantification of the variability in the reserve projections, which is often referred to as the standard deviation or error term, while the point estimates establish a mean, or expected value for the ultimate reserve. Management’s best estimate of loss and loss adjustment expense reserves considers the actuarial point estimate and expected variation to establish an appropriate position within the range.

The potential impact of loss reserve variability on net income is quantifiable using the range end points and carried reserve amounts listed above. For example, if ultimate losses and loss adjustment expenses for the Alfa Group reach the high point of $348.1 million, the reserve increase of $33.9 million is an after-tax decrease of $22.0 million on net income. Likewise, should losses and loss adjustment expenses decline to the low end of $252.5 million, the $61.7 million reserve decrease would add $40.1 million of after-tax net income for the Alfa Group.

An important assumption underlying the reserve estimation methods for the property casualty lines is that the loss cost trends implicitly built into the loss and LAE patterns will continue into the future. Some of the factors that could influence assumptions arise from a variety of sources including tort law changes, development of new medical procedures, social inflation, and other inflationary changes in costs beyond assumed levels. Inflation changes have much less impact on short-tail personal lines reserves and more impact on long-tail commercial lines. The Company does not have any significant long-tailed lines of business, so the actuarial assumptions and methodologies are consistent across all lines of business, regardless of the expected payout patterns. This is further evidenced by the fact that approximately 90% of ultimate losses for a given accident year are reported in the first year and by the end of the second year more than 99% are reported.

2.	Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Response:

The Company intends to prospectively include disclosures in all Form 10-Q and Form 10-K filings beginning with the Form 10-Q filing as of June 30, 2006.

Reinsurance Ceded Activities

Property Casualty

The property casualty subsidiaries of the Company follow the customary industry practice of reinsuring a portion of their exposures and paying to the reinsurers a portion of the premiums received. Insurance is ceded principally to reduce net liability on individual risks or for individual loss occurrences, including catastrophic losses. Although reinsurance does not legally discharge the individual subsidiary from primary liability for the full amount of limits applicable under their policies, it does make the assuming reinsurer liable to the extent of the reinsurance ceded. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurance insolvencies. None of the reinsurance receivable amounts have been deemed to be uncollectible.

Each subsidiary is party to working cover reinsurance treaties for property casualty lines. Under the property per risk excess of loss treaty, each subsidiary is responsible for the first $600,000 of each covered loss, and the reinsurers are responsible for 100% of the excess over $600,000 of covered loss with a maximum recovery of $1.4 million. The rates for this reinsurance are negotiated annually. The subsidiaries also make use of facultative reinsurance for unique risk situations.

The Company’s subsidiaries participate in a catastrophe protection program through the Pooling Agreement. Under this program, the Company participates in only its pooled share of a lower catastrophe pool limit unless the losses exceed an upper catastrophe pool limit. In cases where the upper catastrophe limit is exceeded on a 100% basis, the Company’s share in the loss would be based upon its amount of surplus relative to other members of the group. Lower and upper catastrophe pool limits are adjusted periodically due to increases in insured property risks. Refer to Note 2 – Pooling Agreement, Catastrophe Protection Program section in the Notes to Consolidated Financial Statements for further details.

The Company’s subsidiaries are participants in an intercompany Pooling Agreement with the Mutual Group in which each participant cedes premiums, losses and underwriting expenses on all of their direct property casualty business to Mutual, and Mutual in turn retrocedes to each participant a specified portion of premiums, losses and underwriting expenses based on each participant’s pooling percentage. Refer to Note 2 – Pooling Agreement and Note 13 – Reinsurance in the Notes to Consolidated Financial Statements for further information.

The following table details the impact of reinsurance ceded for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
Income Statement:
Working Cover – Nonaffiliates:
Earned Premium	$(2,676,106)	$(2,568,862)	$(2,362,175)
Losses Incurred	(1,391,345)	22,280	(2,942,814)
Commission Expense	(309,141)	(310,119)	(323,040)

Net Profit (Loss)	(975,620)	(2,281,023)	903,679

Catastrophe – Affiliates:
Earned Premium	(386,589)	(2,136,491)	(305,642)
Losses Incurred	—	—	—
Commission Expense	—	—	—

Net (Loss)	(386,589)	(2,136,491)	(305,642)

Total:
Earned Premium	(3,062,695)	(4,705,353)	(2,667,817)
Losses Incurred	(1,391,345)	22,280	(2,942,814)
Commission Expense	(309,141)	(310,119)	(323,040)

Net Profit (Loss)	$(1,362,209)	$(4,417,514)	$598,037

Balance Sheet:
Receivables on Unpaid Losses	$2,103,540	$3,251,046	$5,133,250
Unearned Premium	(1,408,823)	(623,070)	(503,308)
Premiums Payable	1,277,628	1,326,574	49,114

The fluctuation in working cover losses incurred is due to normal reserving activities as additional information is obtained regarding a claim along with claim settlements made during the year. The increase in catastrophe earned premium in 2004 is the result of catastrophic activity related to Hurricane Ivan that required reinstatement premiums to be paid.

Life

The Company’s life insurance subsidiary reinsures portions of its risks with other insurers under yearly renewable term agreements and coinsurance agreements. Generally, Life will not retain more than $500,000 of individual life insurance on a single risk with the exception of COLI and group policies where the retention is limited to $100,000 per individual. The amount retained on an individual life will vary depending upon age and mortality prospects of the risk. At December 31, 2005, Life had total insurance inforce of $21.2 billion of which $2.5 billion was ceded to other insurers. In addition, reserve credits of $8.0 million have been taken as a result of the ceding of these inforce amounts to other insurers. Although reinsurance does not legally discharge the subsidiary from primary liability for the full amount of a policy claim, it does make the assuming reinsurer liable to the extent of the reinsurance ceded. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurance insolvencies. None of the reinsurance receivable amounts have been deemed to be uncollectible.

The following table details the impact of nonaffiliated reinsurance ceded for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
Income Statement:
Premiums Paid	$(5,713,469)	$(5,373,540)	$(5,372,826)
Losses Incurred	(5,615,471)	(4,930,625)	(4,646,409)

Net (Loss)	$(97,998)	$(442,915)	$(726,417)

Balance Sheet:
Receivables on Unpaid Losses	$3,256,456	$1,677,427	$543,978
Policy Reserve Credits	7,996,836	6,988,068	6,406,203
Premiums Payable	1,024,188	929,500	1,096,559

The increase in losses incurred is the result of growth in claims reported with reinsurance ceded coverage. Receivables on unpaid losses increased in 2005 due to a large claim that occurred in December.

3.	Assumed Reinsurance Loss Reserves

We note that a large amount of your claim reserve is from your assumed reinsurance operations. It would appear that you establish these reserves based upon information received from the reinsurance pool and cedants. As this appears to pose a potential for higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please provide us, in disclosure-type format proposed disclosure for the critical accounting estimates section of the MD&A related to this uncertainty. Also, please consider including the following:

a)	Include in this discussion the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management’s judgments and assumptions in establishing the assumed loss reserve;

b)	The nature and extent of the information received from the pool and cedants related to policies, claims unearned premiums and loss reserves;

c)	The time lag from when claims are reported to the pool and cedant to when the pool and cedant reports them to the company and whether, how, and to what extent this time lag affects the loss reserve estimate;

d)	How management uses the information received from the pool and cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

e)	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

f)	What process management performs to determine the accuracy and completeness of the information received from the pool and cedants;

g)	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current material disputes; and

h)	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the pool and cedants.

Response:

Please refer to the combined response to questions 3 and 4 below in question 4.

4.	Assumed Premium Estimate

We note that you are involved in a pooling agreement with the Mutual Group. It would appear that this agreement would require you to make an estimated of assumed premiums. We believe your disclosure in Management’s Discussion and Analysis could be improved to better explain the judgments and uncertainties surrounding your estimated of assumed premiums and the potential impact of on your financial statements. Accordingly, please provide us, in disclosure-type format, the following information:

a)	Tell us the assumed premium estimate, including the amount of any estimate for commissions and related expenses and the amount included in premium received related to the estimate.

b)	Discuss the key assumptions used to arrive at management’s best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic.

c)	Disclosure if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Response:

The Company’s property casualty subsidiaries are participants in an intercompany Pooling Agreement as described in Note 2 – Pooling Agreement in the Notes to Consolidated Financial Statements of Form 10-K for the fiscal year ended December 31, 2005.

In January 2005, Alfa Vision Insurance Corporation (AVIC), a property casualty subsidiary of the Company, began writing nonstandard automobile business in nine states. AVIC assumes business in Texas and is a direct writer in Missouri, Indiana, Ohio, Virginia, Tennessee, Arkansas, Kentucky, and Florida. AVIC was also added as a participant to the pool.

The Company participates in a small number of involuntary pools and underwriting associations on a direct basis and receives a proportional share through the Group’s intercompany Pooling Agreement. In addition, the Company also receives a proportional share of Alfa Mutual Fire Insurance Company’s quota share reinsurance treaty with Alfa Virginia Mutual Insurance Company through such arrangement.

The following table summarizes the effects of the Pooling Agreement and reinsurance transactions for premiums and losses for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
Property Casualty Operations:
Premiums earned
Direct	$135,408,923	$96,556,107	$87,194,836
Ceded	(738,330)	(2,497,450)	(615,732)
Voluntary assumed	826,180	—	—
Involuntary assumed	218,194	236,227	186,520

	135,714,967	94,294,884	86,765,624
Premiums ceded to pooling agreement	(136,101,556)	(96,431,375)	(87,061,117)
Premiums assumed from pooling agreement	556,825,316	487,670,722	454,748,760

Net premiums earned	$556,438,727	$485,534,231	$454,453,267

Losses incurred
Direct	$208,580,434	$66,200,022	$64,972,855
Ceded	(156,774)	377,282	(822,192)
Voluntary assumed	500,669	—	—
Involuntary assumed	8,498,667	192,386	84,266

	217,422,996	66,769,690	64,234,929
Losses ceded to pooling agreement	(217,525,550)	(67,728,187)	(64,884,220)
Losses assumed from pooling agreement	334,621,906	298,731,435	284,289,312

Net losses incurred	$334,519,352	$297,772,938	$283,640,021

Under the Pooling Agreement, each participant cedes premiums, losses, and underwriting expenses on all of their direct property casualty business to Alfa Mutual Insurance Company (Mutual), and Mutual in turn retrocedes to each participant a specified portion of premiums, losses and underwriting expenses based on each participant’s pooling percentages. All participants in the Pooling Agreement are affiliated entities of the Company.

The Company and affiliated entities have common employees performing accounting and actuarial related tasks and therefore, there are no timing differentials that would cause implications on the financial statements. The Management and Operating Agreement with Mutual is described more fully under the subheading Personnel in Item 1. Business and Note 3 – Related Party Transactions in the Notes to Consolidated Financial Statements of Form 10-K for the fiscal year ended December 31, 2005.

Due to the nature of the Pooling Agreement, assumed premiums are not estimated but rather recorded using actual results and estimations of the pooling participants during the reporting period. Transactional amounts are settled monthly and are included in the financial statement line Due to Affiliates on the Consolidated Balance Sheets. In addition, there is no provision for doubtful accounts established related to assumed premium due to the related party affiliation of the pooling participants.

As noted above, actuarial tasks are performed by common employees to establish reserves for property casualty losses and loss adjustment expenses on a group basis. Therefore, we feel our reserving process for assumed reinsurance through the pooling agreement is adequately described in the critical accounting policies and estimates section of the Management’s Discussion and Analysis under the heading Reserves for Property Casualty Losses and Loss Adjustment Expenses. The potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves does not exist due to the related party affiliation of the pooling participants, common employees performing actuarial and accounting tasks and the recording of actual results and estimations of the pooling participants during the reporting period.

5.	Results of Operations, page 22

When more than one reason is responsible for a fluctuation in a line item being discussed, you should quantify each of the factors causing the change. In this regard, you discuss a $76.3 million, or 14% increase in total premiums and policy charges from 2004 to 2005 yet your discussion of this increase only explains $42.6 million of the change. Please tell us, in disclosure-type format, the explanation of the change in these amounts. Include in your discussion the amount of increase that is attributed to premium rate increases and the amount that is due to increases in policy counts. Discuss the factors involved in the determination of your percentage of the pooling premiums and how those factors affected your increase in premiums.

Response:

The following is a revised excerpt from the Results of Operations section of the Company’s MD&A:

Total premiums and policy charges increased $76.3 million, or 14%, in 2005 and $36.1 million, or 7%, in 2004. Property casualty insurance premiums for 2005 increased $70.9 million with $42.6 million of the increase attributable to the new entrants to the pool with AVIC contributing $20.8 million and Virginia Mutual contributing $21.8 million. AIC and AGI contributed $28.3 million of the increase in property casualty premiums, with personal lines increasing $26.0 million and ceded catastrophe reinsurance premiums declining $1.8 million. The decline in ceded catastrophe reinsurance premiums is related to reinstatement premiums paid in 2004 related to Hurricane Ivan catastrophic activity that were not paid in 2005. The increase in personal lines was attributable to homeowner and manufactured home premiums increasing $16.6 million, or 12.7%, automobile premiums increasing $7.2 million, or 2.4%, and farmowner premiums increasing $1.4 million, or 5.7%. The following table shows total Alfa Group growth in policies inforce and written premium, comparing 2005 and 2004:

	Policies Inforce Growth	Written Premium Growth
Property Casualty Insurance
Personal Lines
Automobile	6.8%	13.2%
Homeowner[1]	0.8%	9.5%
Farmowner	-2.4%	5.5%
Other	0.7%	3.1%

Total Personal Lines	4.4%	11.4%

Commercial Lines	-1.1%	2.4%

Total Property Casualty	4.3%	11.1%

1 Homeowner includes Homeowner and Manufactured Home

The property casualty subsidiaries of the Company are participants in the Pooling Agreement with the Mutual Group. The Company’s share of the pool was 65% during both 2005 and 2004, therefore pooling did not impact premium growth. The Company cautions the reader that the values shown above are before pooling and do not include reinsurance assumed or reinsurance ceded amounts. Refer to Note 2 – Pooling Agreement in the Notes to Consolidated Financial Statements for additional detail of the Pooling Agreement.

The growth in the Automobile line is attributable to AVIC’s addition to the Group in 2005. Internal growth in written premium for this line was 2.2% as there were no major rate changes impacting growth in 2005. The Homeowner line written premium growth was impacted by three rate increases across both preferred and standard lines while polices inforce grew slightly. The Farmowner line written premium growth was impacted by a rate increase with a decline in policies inforce. One of the lines within commercial was impacted by a rate increase while overall commercial policies inforce declined slightly. Commercial lines only represent 1.7% of total policies inforce.

Life insurance premiums and policy charges increased $5.4 million, or 7.6%, in 2005 and $5.1 million, or 7.6%, in 2004. Life insurance premiums increased $4.0 million primarily as a result of an increase in term life premiums of $3.2 million and an increase of 8.5% in term life policies inforce. Life insurance policy charges increased $1.4 million primarily as a result of an increase in universal life policy charges of $940 thousand, which is the result of increases in fund balances that the charges are assessed against along with an increase of 1.7% in the number of universal life policies inforce. The persistency ratio for life business was 91.2% at December 31, 2005 and 2004. Persistency, a non-GAAP financial measure, represents the ratio of the annualized premium of policies inforce at December 31, 2005 and 2004 as a percentage of the annualized premium paid at December 31, 2005 and 2004, respectively. The following table shows the growth in policies inforce and inforce annualized premium, comparing 2005 to 2004:

	Policies Inforce Growth	Inforce Annualized Premium Growth
Life Insurance
Universal Life	1.7%	3.5%
Universal Life – COLI	8.2%	9.2%
Interest Sensitive Life	3.1%	2.3%
Traditional Life	-1.2%	9.6%
Group Life	1.5%	4.9%

Total Life	0.4%	6.0%

Policies inforce grew for all lines overall, except for traditional life which includes term life and whole life. This slight decrease was the result of a decline in a direct mail product offering of term insurance that is a result of no additional mailings occurring during 2005, therefore lapses and claims are the only activity occurring within the line of business. Inforce annualized premium continues good growth at 6.0%, with the largest growth in traditional life at 9.6%.

The Company intends to prospectively enhance the MD&A section to include a more robust discussion regarding results of operations in all Form 10-Q and Form 10-K filings beginning with the Form 10-Q filing as of June 30, 2006.

6.	Liquidity and Capital Resources, page 34

We note that the Company has not included its policy liabilities and accrual in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on long-term debt are also excluded from the contractual obligations table. Due to the significant nature of these liabilities to your business we believe the inclusion of your loss reserves and interest payments in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhance disclosures concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a) (5) of Regulation S-K. Please provide us, in disclosure-type format, a revised table of contractual obligations that includes these obligations.

Response:

A revised table of contractual obligations that includes policy liabilities and accruals and interest on long-term debt as of December 31, 2005 is as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$3,823,273	$1,228,363	$1,766,250	$828,660	$—
Capital lease obligations	114,454	98,846	15,608	—	—
Unconditional purchase obligations	—	—	—	—	—
Notes payable to affiliates	23,688,417	23,688,417	—	—	—
Long-term debt (1)	70,000,000	—	—	—	70,000,000
Interest on long-term debt (1)	36,707,425	3,213,000	6,434,803	6,426,000	20,633,622
Property casualty loss and loss adjustment expense reserves (2)	169,486,173	130,504,353	35,592,096	3,389,724	—
Future life insurance obligations (3)	1,930,434,620	68,253,620	193,622,000	137,243,000	1,531,316,000
Other long-term obligations	—	—	—	—	—

Total contractual obligations	$2,234,254,362	$226,986,599	$237,430,757	$147,887,384	$1,621,949,622

(1) Long-term debt is assumed to be settled at its contractual maturity. Interest on long-term debt is calculated using interest rates in effect at December 31, 2005 for variable rate debt. For additional information refer to Note 8, Commercial Paper and Notes Payable, in the Notes to Consolidated Financial Statements of Form 10-K for the fiscal year ended December 31, 2005.

(2) The anticipated payout of property casualty loss and loss adjustment expense reserves are based upon historical payout patterns. Both the timing and amount of these payments may vary from the payments indicated.

(3) Future life insurance obligations consist primarily of estimated future contingent benefit payments on policies inforce at December 31, 2005. These estimated payments are computed using assumptions for future mortality, morbidity and persistency. The actual amount and timing of such payments may differ significantly from the estimated amounts. Management believes that currents assets, future premiums and investment income will be sufficient to fund all future life insurance obligations.

The Company intends to prospectively include disclosures in all Form 10-Q and Form 10-K filings beginning with the Form 10-Q filing as of June 30, 2006.

Questions regarding the above responses or any further comments can be directed to the undersigned at (334) 613-4500 or to Ralph Forsythe, Vice President, Finance and Assistant CFO, Chief Accounting Officer, at (334) 613-4306.

Thank you for your attention to this filing and response.

Very truly yours,

/s/ Stephen G. Rutledge

Stephen G. Rutledge

Senior Vice President, CFO and Chief

Investment Officer